Exhibit 99.1

ASX ANNOUNCEMENT

4 February 2015

Nasdaq Deficiencies Successfully Remediated

Melbourne, Australia, 4 February 2015: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to report that the Nasdaq deficiencies, previously notified to the market, have been successfully remediated.

On 3 September 2014, the Company announced that it received a letter dated 29 August 2014, from the NASDAQ Stock Market, notifying the Company that for the last 30 consecutive business days, prior to 28 August, the bid price for the Company’s common stock (ADRs), listed on the Nasdaq Stock Market, had closed below the minimum USD 1.00 per share requirement for continued inclusion under NASDAQ Marketplace Listing Rules.

This letter stated that, in accordance with the Listing Rules, the Company had 180 calendar days, or until 25 February 2015, to regain compliance.

To regain compliance, the Company undertook a reverse stock split (consolidation) which, when actioned, has the effect of resetting the existing ratio of 1 ADR representing 30 Ordinary shares to 1 ADR representing 150 Ordinary shares. The target date for the ratio change was Monday 19 January, 2015. From January 20 to February 2, 2015, the closing bid price of the Company’s common stock has been at USD 1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and as notified by Nasdaq on 4 February 2015, this matter is now closed.

On 6 November 2014, the Company announced that it had also received a letter dated 5 November 2014, from the Nasdaq Stock Market notifying the Company that, companies listed on the Nasdaq Capital market are required to maintain a minimum of USD 2.5 million in stockholder’ equity for continued listing. Since the Company’s Form 20-F, for the fiscal year ended June 30 2014, reported stockholders’ equity of approximately USD 1.7 million, the Company does not meet the alternatives of market value of listed securities or net income from continuing operations, the Company no longer complies with the Nasdaq Marketplace Listing Rules (the “Rules”).

The letter stated that in accordance with the Rules the Company has 45 calendar days, or until 22 December 2014, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant the Company an extension of up to 180 calendar days from November 5, 2014 to evidence compliance.

On 28 January 2015, the Company received a letter from Nasdaq, dated 27 January 2015, advising that it had been granted an extension of time (on or before May 4, 2015) to regain compliance with the minimum stockholders’ equity requirement.

Note that these rules only apply to the Company’s common stock trading on the Nasdaq Capital Market and not the Company’s share trading on the Australian Securities Exchange, the Company’s home exchange.

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FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Operating Officer &	Blueprint Life Science Group
Chief Financial Officer	+1 (415) 375 3340, Ext. 105
Genetic Technologies Limited
+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040